SYNERGY CAPITAL I, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

A S S E T S

Cash	$ 233,843
Account receivable	52,969
Fixed assets at cost, net of accumulated depreciation of $14,254	-
Prepaid expense	620
TOTAL ASSETS	$ 287,432

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 73,608
TOTAL LIABILITIES	73,608
Member's capital	213,824
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 287,432